UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITIONAL PERIOD FROM                      TO

COMMISSION FILE NUMBER 001-3610

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RTI INTERNATIONAL METALS, INC.

EMPLOYEE SAVINGS

AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCOA INC.

390 Park Avenue

New York, NY 10022-4608

RTI INTERNATIONAL METALS, INC.

EMPLOYEE SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

REQUIRED INFORMATION

The financial statements of the RTI International Metals, Inc. Employee Savings and Investment Plan (the “Plan”) and accompanying report of the independent registered public accounting firm for such Plan set forth as Exhibit 99.1 are being furnished pursuant to the rules and regulations of the Securities and Exchange Commission.

Index to Exhibits

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 99.1	Report of Independent Registered Public Accounting Firm and the RTI International Metals, Inc. Employee Savings and Investment Plan Financial Statements as of December 31, 2015 and 2014 and for the year ended December 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant (who administers the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RTI INTERNATIONAL METALS, INC.
EMPLOYEE SAVINGS AND INVESTMENT PLAN

	By:	RTI International Metals, Inc., its administrator

Date: June 27, 2016	By:	/s/ William F. Oplinger
William F. Oplinger
Benefits Management Committee Member

	By:	/s/ Roy C. Harvey
Roy C. Harvey
Benefits Management Committee Member

	By:	/s/ Vasantha Nair
Vasantha Nair
Benefits Management Committee Member

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